UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2010 First Quarter Earnings Conference

KB Financial Group Inc. invites you to our 2010 First Quarter Earnings
Conference on Friday, April 30, 2010. The conference will be webcast live throughout the world, in Korean and English, on our IR website at www.kbfng.com.
Investors can participate by telephone during the Q&A session following the presentation. The presentation materials will also be available for viewing at the time of the webcast and Q&A session.

Date     Friday, April 30, 2010

Time     16:00 (Korea time)

Format     Live webcast and conference call

Language    Korean and English. Simultaneous interpretation will be available for English-speaking participants.

Agenda 2010 First Quarter Earnings Results and Q&A

Q&A via telephone
- From overseas 82-31-810-3065
- From Korea 031-810-3065
- Pass code 6412#
- Q&A code *1

To listen to a recording of the web-cast and conference call

Instructions
1. Dial
- From overseas: 82-31-931-3100
- From Korea: 031-931-3100

2. Press listening code: 19471#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: April 22, 2010	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO